DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Unaudited – Prepared by management)

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2008 and December 31, 2007

(Unaudited – Prepared by management)

ASSETS	March 31, 2008	December 31, 2007

Current
Cash	$ 60,178	$ 136,151
Accounts receivable	45,674	35,933
GST receivable – Note 3	21,249	18,988
Marketable securities (Market value: $75; 2007: $75)	75	75
Prepaid expenses	4,123	4,129

	131,299	195,276

Security Deposits	2,700	2,700
Equipment – Notes 4, 7	37,020	20,454
Website costs – Notes 5 and 9	21,558	19,545

	$ 192,577	$ 237,975

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$ 845,982	$ 812,163
Due to related parties – Note 9	564,113	553,337
Loans payable – Note 6	121,901	118,715
Deferred revenue	11,920	12,350

	1,543,917	1,496,565

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value - Notes 8, 10 and 14
Unlimited share authorized
24,196,976 shares issued (2007: 24,196,976)	4,067,508	4,067,508
Share subscriptions – Notes 8 and 14	288,846	275,346
Contributed Surplus – Notes 8	189,500	189,500
Deficit accumulated during the development stage	(5,897,193)	(5,790,944)

	(1,351,340)	(1,258,590)

	$ 192,577	$ 237,975

Nature and Continuance of Operations – Note 1

Commitments – Notes 7, 8 and 12

Contingencies – Note 13

Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended March 31, 2008 and  2007

(Unaudited – Prepared by management)

	for three months ended
	March 31, 2008	March 31, 2007
Revenue
Music license sales	$ 30,764	$ 35,742

	30,764	35,742

Expenses
Accounting and legal fees	$ 12,285	$ 6,250
Advertising and promotion	5,783	694
Amortization – equipment	2,319	1,473
– website	5,872	7,852
Bad debt	-	-
Credit card charges and fees	502	911
Filing Fees	-	(77)
Foreign exchange loss (gain)	(3,466)	(1,635)
Interest and bank charges	4,313	4,170
License fees	19,253	23,102
Management fees – Note 9	15,062	17,574
Consulting and Services	5,228	1,613
Office and miscellaneous	1,156	1,181
Rent – Note 9	4,344	6,385
Stock-compensation expense – Note 8	-	-
Telephone and internet	5,356	2,971
Transfer Agent Fees	584	168
Travel	273	-
Utilities	-	-
Wages and benefits	6,215	6,549
Wages and benefits to related parties – Note 9	51,633	47,525

	(137,013)	(126,706)

Loss before other items	(106,250)	(90,963)

Other items:
Gain on Settlement for accounts payable	-	-

Net loss for the period	$ (106,250)	$ (90,963)

Basic and diluted loss per share	$ (0.004)	$ (0.004)

Weighted average number of shares outstanding	24,756,096	23,776,330

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2008 and 2007

 (Unaudited – Prepared by management)

	for the three months ended
	March 31, 2008	March 31, 2007
Operating Activities
Net loss for the period	(106,250)	(90,963)
Adjustments to reconcile net loss used in operations:
Amortization – equipment	2,319	1,473
– website	5,872	7,852
Gain on settlement on accounts payable	-	-
Changes in non-cash working capital balances related to operations:
Accounts receivable	(9,741)	4,114
GST receivable	(2,261)	(736)
Prepaid expenses and security deposit	6	4
Accounts payables and accrued liabilities	33,819	(17,909)
Deferred revenue	(430)	(6,991)
Increase (decrease) in due to related parties	12,276	27,519

	(64,390)	(76,238)
Investing Activities
Acquisition of equipment	(18,885)	(5,192)
Increase in website costs	(7,885)	(10,002)

	(26,770)	(15,194)

Financing Activities
Increase in loans payable	3,186	2,656
Increase (decrease) in due to related parties	(1,500)	(1,500)
Proceeds from issuance of common shares	-	6,676
Increase in share subscriptions	13,500	114,457

	15,186	122,289

Increase (decrease) in cash during the period	(75,973)	30,856

Cash, beginning of the period	136,151	38,230

Cash, end of the period	$ 60,178	$ 69,086

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -

Income taxes	$ -	$ -

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the period December 31, 2007 to March 31,2008

(Unaudited – Prepared by management)

					Deficit
					Accumulated
					During the
	Common Stock Issued		Share	Contributed	Development
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2007	25,033,365	$ 4,067,508	$ 275,346	$ 189,500	$ (5,790,944)	$ (1,258,590)

Issue of shares for cash:
- pursuant to private placements -	-	-	-	-	-	-
-	-	-	-	-	-	-
-pursuant to exercise of warrants -	-	-	-	-	-	-

Issue costs	-	-	-	-	-	-

Share Subscription			15,000			15,000
Issue Costs			(1,500)			(1,500)

Net loss for three months ended March 31, 2008	-	-	-	-	(106,250)	(106,250)

Balance, March 31, 2008	25,033,365	$ 4,067,508	$ 288,846	$ 189,500	$ (5,897,194)	$ (1,351,340)

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Unaudited – Prepared by management)

Note 1

Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2008 the Company had not yet achieved profitable operations, has accumulated losses of $5,897,194 since its inception and has a working capital deficiency of $1,412,618 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2

Significant Accounting Policies

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 2

Note 2

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware.  All significant inter-company transactions and balances have been eliminated.

b)

Equipment and Amortization

Equipment is recorded at cost.  The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line
Computer equipment	30% declining balance
Computer software	100% straight-line

Additions during the years are amortized at one-half the annual rate.

c)

Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website.  The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage.  Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)

Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates.  Non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the exchange rates in effect on the date of the transaction.  Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 3

Note 2

Significant Accounting Policies – (cont’d)

e)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)

Leases

Leases are classified as either capital or operating.  Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases.  Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)

Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments.  The carrying values of marketable securities and due to related parties also approximate fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)

Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectibility is reasonably assured.

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 4

Note 2

Significant Accounting Policies – (cont’d)

i)

Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there was no difference in the calculation of basic and diluted LPS.

j)

Marketable Securities

Marketable securities are carried at the lower of cost or market value.

k)

Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

l)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.  Management believes there has been no impairment of the Company’s long-lived assets as at March 31, 2008.

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 5

Note 3

GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4

Equipment – Notes 7 and 10

	March 31, 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 93,650	$ (64,184)	$ 29,466
Computer software	15,651	(12,367)	3,285
Furniture and equipment	18,339	(15,357)	2,982
Leasehold improvements	2,768	(1,482)	1,287

	$ 130,409	$ (93,389)	$ 37,020

	March 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 75,657	$ (58,858)	$ 16,799
Computer software	12,056	(11,814)	242
Furniture and equipment	18,339	(14,612)	3,727
Leasehold improvements	2,769	(1,160)	1,609

	$ 108,821	$ (86,444)	$ 22,377

Note 5

Website Costs – Note 9

Accumulated
	Cost	Amortization	Net

March 31, 2007	$ 1,368,049	$ (1,339,491)	$ 28,558

March 31, 2008	$ 1,395,032	$ (1,373,474)	$ 21,558

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 6

Note 6

Loans Payable

	March 31, 2008	March 31, 2007

Unsecured, non-interest bearing loan from unrelated party, with no specific terms for repayment	$ -	$ -
Unsecured, non-interest bearing loans from unrelated companies, with no specific terms for repayment	54,986	54,986
Unsecured loan from unrelated party bearing interest at 20% per annum, with no specific terms for repayment	66,915	55,763

	$ 121,901	$ 110,479

Note 7

Capital Leases Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001.  In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent.  In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent.  The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Note 8

Share Capital – Note 14

a)

Share Subscriptions

At March 31, 2008, the Company received $15,000 in respect to 100,000 units at $0.15 per unit and paid out $1,500 in issue costs.  Each unit consists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.25 is exercised in the first year and $0.40 if exercised in the second year from the closing date.

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 7

b)

Commitments – Note 14 – (cont’d)

Share Purchase Warrants

At March 31, 2008, the Company had 735,389 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

735,389	$0.35	November 27, 2008
-	-

735,389

During the three months ended March 31, 2008, no share purchase warrants expired unexercised.  Subsequent to March 31, 2008 no share purchase warrants expired unexercised.

Stock-based Compensation Plan

The Company has granted directors, employees and consultants common share purchase options.  These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.  Under the stock option plan, 25% of the options vest when granted and 12½ % vest every three months thereafter.

A summary of the stock option plan is presented below:

	Years ended December 31,
	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of the year	-	-	-	-
Granted	1,895,000	$0.25	1,895,000	$0.25

Outstanding, end of the year	1,895,000	$0.25	1,895,000	$0.25

Exercisable, end of the year	1,895,000	$0.25	1,895,000	$0.25

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 8

Note 8

Share Capital – Note 14 – (cont’d)

b)

Commitments – (cont’d)

Stock-based Compensation Plan – (cont’d)

During the year ended December 31, 2006, stock-based compensation expense of $Nil(2005: $189,500) was recorded.  The weighted average fair value of share purchase options granted in 2005 ($0.10) per option has been determined using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Expected dividend yield	-	0.0%
Expected volatility	-	73%
Risk-free interest rate	-	2.23%
Expected term in years	-	2 years

As at March 31, 2008, there are 1,895,000 director, employee and consultants share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.25 (US$0.22) per share expiring October 19, 2009.

Note 9

Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	For three months ended March 31,
	2008	2007

Management fees	$ 15,062	$ 17,574
Website costs – salaries	7,885	5,861
Wages and benefits	51,633	47,525
Miscellaneous income	-	-
Recovery of rent	(1,500)	(1,500)

	$ 73,080	$ 69,460

Miscellaneous income includes recovery of moving costs from a company with a common director.

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 9

Note 9

Related Party Transactions – (cont’d)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing, have no specific terms for repayment and are not convertible into common shares of the Company. These amounts consist of $80,822(March 31, 2007: $86,083) of loans and $155,536(March 31, 2007: 115,460) of unpaid management fees due to a director and a company with a common director,  $10,579 (March 31, 2007: $11,567) of unpaid share issue costs and $45,000 ( March 31, 2006: $36,250) of unpaid wages due to an officer of the Company, $272,915 (March 31, 2006: $264,915) of unpaid wages and benefits due to two officers of the Company.

During the year ended August 31, 1999, the Company issued 3,300,000 common shares to directors of the Company pursuant to the reverse acquisition of Dittybase.

During the year ended December 31, 2000, the Company issued 1,988,285 common shares to companies with common directors and a former director of the Company.

During the year ended December 31, 2001, the Company issued 492,000 common shares to a company with a common director.

During the year ended December 31, 2005, The Company issued 2,200,000 common shares to two directors and 3 officers of the Company for wages and management fees.

Note 10

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the year ended December 31, 2006, the Company:

-

issued 2,100,000 common shares at $0.076 per share pursuant to a debt settlement agreement of $159,958

-

issued 19,071 common shares at $0.35 per share pursuant to services rendered of $6,676

During the year ended December 31, 2005, the Company:

-

issued 2,200,000 common shares at $0.10 per share for payment of wages and management services.

-

issued 150,000 common shares at $0.10 per share pursuant to a debt settlement agreement of $15,000

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 10

Note 10

Non-cash Transactions – (cont’d)

During the year ended December 31, 2004, the Company:

-

issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in the prior year of $12,000 less issue costs of $840;

During the year ended December 31, 2003, the Company:

-

issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in the prior year of $16,500 less issue costs of $1,500;

-

issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in the prior year of $47,025 less issue costs of $5,645.

Note 11

Corporate Income Tax Loss Carry-Forwards

At December 31, 2006, the Company has accumulated non-capital losses totalling 3,210,452, which is available to offset taxable income of future years.  These losses expire as follows:

2007	$ 498,048
2008	460,892
2009	537,665
2010	299,705
2014	244,381
2015	732,497
2026	359,291
2022	11,417
2023	3,732
2024	2,161
2025	61,707
2026	72,717

$ 3,284,213

The significant components of the Company’s future tax assets are as follows:

	2006	2005

Temporary differences – capital assets	$ 506,885	$ 497,801
Non-capital losses	1,106,795	1,082,730
	1,613,680	1,580,531

Valuation allowance	(1,613,680)	(1,580,531)

	$ -	$ -

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 11

Note 12

Commitments – Notes 7, 8 and 14

i)

The Company has lease commitments for its premises and office equipment, which require minimum payments totalling $48,220 payable as follows:

Year ended December 31, 2007	$ 18,083
2008	18,083
2009	12,054

$ 48,220

ii)

During the year ended December 31, 2005, the Company entered into an agreement to obtain private placement financing of up to $2.5 million.  The Company has advanced $25,000 as a non-refundable work fee, will pay a commission of 9% of the total amount of the financing upon closing and will issue common share purchase warrants of the Company equal to 10% of the total consideration received divided by the offering price per share.

Note 13

Contingencies

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability.  The amount of the Company’s remaining liability, if any, is not determinable.  Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Note 14

Subsequent Events – Note 8

Subsequent to March 31, 2008, the Company:

a)

received $44,825 in respect to 298,833 units at $0.15 per unit less issue costs of $3,137.75  Each unit conists of one common share and one share purchase warrant.  Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.25 is exercised in the first year and $0.40 if exercised in the second year from the closing date.

b)

Issued 2,037,500 common shares at $0.15 per share pursuant to subscriptions received prior to March 31, 2008 of $305,625 less issue cots of $24,279.

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 12

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

Under Canadian GAAP, disclosure of comprehensive loss is required for years commencing on or after October 1, 2006.

b)

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 13

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

b)

New Accounting Standards – (cont’d)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

c)

The impact of the above on the financial statements for the three months ended March 31 is as follows:

	2008	2007

Net loss for the 3 months per Canadian GAAP and comprehensive loss for the three months per US GAAP	$ (106,250)	$ (91,963)
Foreign currency translation adjustment	(3,466)	(1,635)

Net loss for the year under US GAAP	$ (109,715)	$ (92,598)

Basic income (loss) per share:
Canadian GAAP	$ (0.004)	$ (0.004)

US GAAP	$ (0.004)	$ (0.004)

Dittybase Technologies Inc.

(A Development Stage Company)

Notes to the INTERIM Consolidated Financial Statements

March 31, 2008

(Unaudited – Prepared by management)– Page 14

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2008	2007

Share capital
Common shares	$ 4,067,508	$ 3,870,748
Share subscriptions	288,846	186,433
Contributed Surplus	-	-

	4,356,354	4,057,180

Accumulated deficit
Balance, beginning of period	(5,825,745)	(5,400,801)
Net loss for the period	(109,715)	(92,598)

	(5,935,460)	(5,493,399)

Accumulated other comprehensive income	3,466	1,635

Shareholders’ deficiency for US GAAP	$ (1,575,641)	$ (1,434,584)